November 2, 2006

TSX Venture Exchange: OK.V

Orko Silver Corp. Extends Expiry Date of Stock Options

VANCOUVER, British Columbia - Orko Silver Corp. – (TSX.V - OK) The Board of Directors of Orko has extended the term of a consultant's option entitling him to purchase 75,000 common shares in the Company, for an additional term, bringing the new expiry date of his options to November 30, 2009 being five (5) years from the date of the original grant as permitted by the policies of the Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U. S. registered companies from including in their filings with the SEC. U. S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .